FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2021 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. Press Release regarding January - September 2021 Results

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 1 Banco Santander reports attributable profit of €5,849 million for the first nine months of 2021 Underlying profit before tax was €11.4 billion (+74% in constant euros)1 The group’s fully loaded CET1 increased by 15 basis points in the quarter to 11.85% Madrid, 27 October 2021 - PRESS RELEASE • The group earned €34.6 billion in total income in the first nine months of 2021, up 8% year-on-year in constant euros (excluding currency movements), driven by strong volume growth and customer activity across our regions and businesses, with 94% of income coming from net-interest income and fees. • Net operating income increased by 11% year-on-year in constant euros to €18.8 billion, as lending and deposits grew by 4% and 6%, respectively. • Tax on profit in the first nine months of the year was €3.9 billion, resulting in an effective tax rate of 34%. • Underlying profit in Europe and North America was double that of same period last year, increasing by 98% and 122% respectively, while in South America underlying profit increased by 31% in constant euros. In Santander CIB and Wealth Management & Insurance, underlying profit increased by 26% and 24%, respectively. • The total number of customers increased to 152 million, with 54% of group sales made through digital channels compared to 44% in the same period last year. • The strong growth in digital adoption helped drive improvements in efficiency and customer satisfaction, with the group’s cost-to-income ratio among the best of its peer group at 45.6%, and seven of the group’s core markets achieving a top-three net-promoter score (NPS). • Provisions are down 34% in constant euros. The cost of credit improved further to 0.9%. • These results led to a return on tangible equity (RoTE) of 11.8% (underlying RoTE, 12.6%), above cost of capital, and a tangible net asset value (TNAV) per share of €3.99, a 6.5% increase over the last 12 months, including dividends. • Fully loaded CET1 capital was 11.85%, up 15 basis points (bps) in the quarter and at the top end of the group’s 11-12% target range, having accounted for almost all regulatory impacts expected this year. • In September, the bank announced plans to make an interim distribution from 2021 earning of c.€1.7 billion, split between a cash dividend of €4.85 cents per share and a €841 million share buyback. A further final dividend from 2021 earnings will be announced during the first quarter of 2022. Ana Botín, Banco Santander executive chairman, said: “We delivered solid top line growth across all of our regions and businesses again this quarter. Our performance in the US and the UK were particularly strong, underscoring the effectiveness of our strategy in these important markets. 1 Reconciliation of underlying results to statutory results, available on page 74 of the Q3 financial report, available at santander.com.

Our teams' relentless focus on improving the way we serve customers helped attract over a million new customers in the last quarter, while increasing loans and deposits by 4% and 6% year-on-year, respectively.

Our investment in digital is critical to achieving profitable and efficient growth. This is reflected in our cost-to-income ratio which remains among the best in our peer group at 45.6%.

Looking ahead, we are well on track to significantly outperform our profitability target for 2021, while maintaining a fully loaded CET1 at the top end of our 11-12% range. This allows us to offer attractive returns to our shareholders and continue to invest in future growth.

We remain confident of reaching our 13-15% medium-term profitability target thanks to the progress we have made to date, an improved outlook, as well as our team's excellent delivery across all businesses. I am proud that Santander has again been recognized among the top-25 'great places to work' globally, and of our support for renewable energy and financial inclusion."

Underlying income statement(*)

	9M21 (€m)	9M21 v 9M20	9M21 v 9M20 (ex FX)	Q321 (€m)	Q321 v Q320	Q321 v Q320 (ex FX)
Total income	34,626	+3%	+8%	11,931	+8%	+6%
Operating expenses	-15,778	+0%	+4%	-5,401	+6%	+5%
Net operating income	18,848	+5%	+11%	6,530	+9%	+7%
Net loan-loss provisions	-5,973	-38%	-34%	-2,220	-12%	-15%
Profit before tax	11,432	+63%	+74%	3,804	+20%	+20%
Underlying profit	6,379	+74%	+87%	2,174	+24%	+23%
Net capital gains and provisions	-530	-96%	-96%	0	-	-
Attributable profit	5,849	-	-	2,174	+24%	+25%

(*) Reconciliation of underlying results to statutory results, available on page 74 of the Q3 financial report, available at santander.com.

Underlying business performance

(For a like-for-like comparison of underlying business performance, all variations are year-on-year and in constant euros unless otherwise stated.)

Banco Santander achieved an attributable profit of €5,849 million in the first nine months of 2021. This compares to a loss of €9 billion in the same period last year, when the bank made a non-cash adjustment to the valuation of goodwill and deferred tax assets (DTAs). Excluding net charges of €530 million for restructuring costs already announced in Q1 2021, underlying profit for the first nine months was €6,379 million, up 87% versus the same period of last year. This is Santander's highest underlying profit in the first nine months since 2009. In the third quarter alone, the bank achieved an attributable profit of €2,174 million, an increase of 25% versus the same period of last year.

The bank's strong performance was driven by good volume growth, with loans increasing 4% and deposits 6% year-on-year. Across the group, businesses continued to focus on supporting customers, driving revenue growth, effective net interest income management and cost control.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

2

Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 3 The results illustrate the benefits of Santander’s geographic and business diversification, with its three regions (Europe, North America and South America), making similar contributions to the group’s overall profit. Underlying profit in the first nine months nearly doubled in Europe to €2,293 million (+98%) and more than doubled in North America to €2,288 million (+122%), while it grew 31% in South America to €2,471 million. The Digital Consumer Bank also grew strongly (+17%) to €935 million. Underlying profit before tax was €11.4 billion in the first nine months of the year, up 74%, while tax on profit in the period was €3.9 billion, resulting in an effective tax rate of 34%. Net interest income grew 7% in the first nine months, mainly due to higher average lending and deposit volumes and lower deposit costs. Net interest income growth was particularly strong in the UK (+27%), Chile (+12%) and Brazil (+12%). Net fee income is above pre-covid levels (+8%), showing a recovery path from the lows in the second quarter of 2020, thanks to a wider offer of value-added products. Fees from card turnover and points of sale increased +25% and +40%, respectively. Asset management and insurance businesses, as well as Santander Corporate & Investment Banking (Santander CIB), also recorded double-digit growth. Consequently, total revenues grew 8% to €34.6 billion, which, combined with disciplined cost control, led to a 11% increase in pre-provision profit (net operating income) to €18.8 billion. Expenses in real terms decreased 1% due to ongoing cost management, particularly in Europe (-3% in real terms). The bank’s cost-to-income ratio improved to 45.6%, 123 basis points (bps) better than last year. As a result, the bank remained among the most efficient global banks. Santander continues to further leverage the global strength of the group to accelerate its transformation and further increase productivity and efficiency. The group has provided significant support for customers throughout the pandemic through moratoria, government supported lending and other support measures. In September 2021, 99% of moratoria had expired, and only 6% were in stage 3 (credit impaired). Outstanding moratoria totalled €1.3 billion (mainly in Spain), the majority of which will expire by the next quarter, following the expiration of a significant volume of operations in Portugal in Q3. Customer funds reached a new record (€1.05 trillion, +7%). Demand deposits climbed 10% to €697 billion, with rises in all countries, and mutual funds 17% to €185 billion, underpinned by net inflows and markets recovery. Digital adoption continued to gain momentum in the quarter. Santander reached 47 million digital customers (+13%) after growing one million in the third quarter alone. 54% of sales were made through digital channels during the first nine months of the year, up from 44% in the same period last year. In the third quarter, digital sales were 57%. Overall, the group now serves 152 million customers worldwide, more than any other bank in Europe and the Americas. Santander’s ongoing focus on customer loyalty and digital innovation enabled the bank to achieve a top-three position in customer satisfaction in seven markets, according to net-promoter score (NPS) rankings, while also improving operational efficiency. These results led to a return on tangible equity (RoTE) of 11.8% (underlying RoTE, 12.6%), above cost of capital, and an underlying earnings per share (EPS) of €34.4 cents. The tangible net asset value (TNAV) per share of €3.99 after growing 6.5% year-on-year (including dividends).

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 4 The bank’s balance sheet remains robust. Its non-performing loan ratio fell four basis points quarter-on-quarter to 3.18%, and its coverage ratio was 74%. Cost of credit (the ratio of provisions to expected loan losses) was better than expected, improving by 37 bps year-on-year to 0.90% due to lower loan-loss provisions. Those provisions in the first nine months totalled €5,973 million, down 34%, and total loan-loss reserves amounted to €24.5 billion. Santander’s fully loaded CET1 capital ratio rose 15 bps in the last quarter to 11.85%, in the upper part of its target range of 11-12%. In the quarter, the bank generated 48 bps organically, with regulatory and other impacts of -33 bps. The bank has now accounted for almost all regulatory impacts expected this year. In late July, the European Banking Authority (EBA) published the results of its 2021 EU-wide stress test, which involved the main banks from the European Union. According to these results, under the adverse scenario Santander would destroy 240 bps of phased-in CET1 capital compared to the peer average of almost 480 bps and to the average of European banking system of nearly 500 bps. In addition, in the adverse scenario, the cumulative projections of Grupo Santander's income statement show a profit of almost €1 billion. This makes Santander the only bank among its peers capable of recording a positive accumulated result under this scenario. Regarding shareholder remuneration, in view of the lifting of the European Central Bank's (ECB) recommendation that had limited it until 30 September 2021, the board of directors approved last September the remuneration policy to be applied to 2021 results, with the following objectives: • Total remuneration of 40% of the Group's underlying profit. • Split in equal parts between cash dividends and share buybacks. • Two payment cycles: interim distributions in November and, subject to the appropriate corporate and regulatory approvals, final distributions around May 2022. In line with this policy, the board decided to make an interim distribution from 2021 earnings amounting to a total value of c.€1.7 billion, equivalent to 40% of underlying profit for the first half of 2021, which will be made in two parts: • A cash dividend of €4.85 cents per share, to be paid from 2 November 2021. • A buy-back programme that will have a maximum amount of €841 million, equivalent to 20% of the group's underlying profit in the first half of 2021, already approved by the European Central Bank (ECB) and which started on 6 October 2021. Santander is committed to supporting the transition to a green economy and recently announced its ambition to be net zero by 2050, and to align its power generation portfolio to the Paris Agreement by 2030. The bank has been the leading provider of renewable energy project finance globally for several years, according to Dealogic, and in the first nine months of the year raised or facilitated the mobilization of €17 billion in green finance, bring the total to €51 billion since 2019, making progress towards Santander’s commitment to reach €120 billion by 2025. Market summary (H1 2021 vs H1 2020) (To better reflect the local performance of each market, all variations are year-on-year and in constant euros unless otherwise stated. Variations in current euros are available in the financial report.) The group’s geographic and business diversification further enhanced the quality of the bank’s results in the nine months of 2021, with South America contributing 30% of the group’s underlying profits, North America and Europe

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 5 both contributing 29%, and the Digital Consumer Bank 12%. The group’s global businesses, Santander CIB and Wealth Management & Insurance, also continued to perform well. Europe. Underlying profit in Europe jumped 98% to €2,293 million thanks to higher revenues (+12%) and the positive impact of the ongoing cost optimization plans in all countries. Costs were down 3% in real terms, while loan-loss provisions dropped 23% compared to the same period of 2020, which was strongly affected by covid-19 related provisions. The number of digital customers increased by 6% to 15.9 million. The group is accelerating its ‘One Santander’ business transformation to achieve superior growth and a more efficient operating model that will allow the bank to progress towards its medium-term underlying RoTE target for the region of 10-12%. In Spain, underlying profit in the first nine months of the year was €730 million, 47% higher. This good performance was backed by positive income growth and lower costs (-7%). The pick-up in activity seen in the first half of the year among individual customers was consolidated in the third quarter. Of note was new residential mortgage lending, where the bank once again exceeded the highest monthly new business volumes of the past three years, and consumer lending, which recovered to pre-covid levels. Loans remained stable both quarter-on-quarter and year- on-year, with growth in individuals, institutions and private banking. Deposits increased 3% compared to the same period of 2020, while mutual funds were 18% higher. In the UK, underlying profit was €1,145 million, a five-fold increase on the €220 million earned in the same period last year, driven by volume growth and lower loan-loss provisions. Costs reduced 2%, reflecting efficiencies from the bank’s transformation programme, partly offset by technology investments. Total income was up 21%, with increased net interest income driven by the repricing of deposits, higher mortgage volumes and SMEs. Digital customers increased by 5% and digital transactions by 17%, while digital sales accounted for nearly 85% of all sales. As a result, the efficiency ratio improved significantly (-12.7 percentage points), reaching 53.4%, and underlying RoTE rose sharply to 11.5%. North America. Underlying profit in North America, which comprises Mexico and the US more than doubled (+122%) to €2,288 million, backed by a total income increase of 3% and lower provisions. Costs rose 8%, primarily due to

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 6 inflation and investments in digitalization. The US achieved a record underlying profit of €1,788 million, nearly a four-fold increase on the €470 million earned in the same period last year, due to lower provisions resulting from the improved macroeconomic outlook and the strength of the used car prices. In Mexico, underlying attributable profit in the first half of 2021 was €602 million, up 1%. Digital customers in the region grew 11% to 6.5 million. Customer funds surged 10% in the region, boosted by higher retail and corporate deposits in the US and mutual funds. Loans increased 1% (excluding the effect of a portfolio disposal), driven by mortgage lending in Mexico and auto in the US. Santander Holdings USA (SHUSA) announced in mid-July an agreement to acquire Amherst Pierpont Securities for a total consideration of approximately $600 million (c.€500 million). This acquisition is expected to be c.1% accretive to group EPS and generate a return on invested capital of c.11% by year three (post synergies). SHUSA also announced an offer to acquire the outstanding shares of common stock of Santander Consumer USA that it does not already own. SHUSA currently owns c.80% of Santander Consumer USA's outstanding shares. South America. Underlying profit in South America increased by 31% to €2,471 million in the first nine months of the year. This was driven by growth in total income (+11%) and lower provisions (-18%). The bank maintained its focus on profitable growth in the region, enhancing digitalization and customer loyalty and controlling costs amid high inflation. Underlying RoTE rose 3.1 percentage points to 20.1%. Digital customers grew 18% to 23.5 million. The bank continued to develop joint initiatives between Santander CIB and corporates, deepening relationships with multinational clients, and boosting loyalty and customer acquisition in all countries, especially in Chile and Argentina. Santander continued to promote financial inclusion in the region, through businesses such as Superdigital and Prospera, the bank’s micro-credit programme in Brazil (667,000 customers), Uruguay and Colombia, and Surgir in Peru, a recently launched microfinance entity. In Brazil, underlying profit was €1,762 million, up 29%, backed by higher total income, stable costs, and a 10% drop in net loan-loss provisions. In cards, the bank reached a record high in customer acquisition, remaining third in terms of market share. Within the Environmental, Social and Governance (ESG) sphere, the bank is the leader in sustainable solutions, channelling BRL 33 billion into social and environmental businesses. Increased productivity was reflected in a better efficiency ratio (29.3%) and a higher underlying RoTE (21.6%). In Chile and Argentina, the group registered a significant rise in underlying profit due to higher total income and lower provisions. Getnet's success in Chile enabled the bank to install more than 46,000 points of sales. SMEs account for 94% of its customers, and 65% were sold digitally. In Argentina, the bank rolled out Superdigital to contribute towards improving the lives of people who do not have access to the traditional financial system and enhanced Getnet's value proposition, reaching 40,000 active merchants since its launch in October 2020. Digital Consumer Bank. Santander’s Digital Consumer Bank, the leading consumer finance bank in Europe, achieved an underlying profit of €935 million, 17% higher, thanks to higher total income (+4%) and lower provisions (-41%). New lending in the first nine months of the year stood well above the same period of the previous year (+11%), despite lockdowns in early 2021. Germany (€292 million), the UK (€205 million), the Nordic countries (€168 million) and France (€111 million) were the largest contributors to the profit increase. Underlying RoTE increased to 13.2%.

Santander

The secondary segments[2], which includes the global businesses Santander CIB and Wealth Management & Insurance, and PagoNxt, had another solid quarter. **Santander CIB** achieved good performance in all its business lines, with underlying profit increasing by 26% to €1,744 million after growing revenues by 12% driven by trading gains and net fee income. Its efficiency ratio remained a benchmark in the sector at 37.7%. The group participated in leading transactions in the ESG area, including in the third quarter the Vineyard Wind 1 operation, a landmark transaction for the US renewable industry, as it is the first large-scale offshore wind farm built in the country.

Wealth Management & Insurance. The wealth, asset management and insurance businesses also delivered a strong set of results in the first nine months of the year. The total contribution to the group (including net profit and total fees generated net of taxes) was €1,733 million, 16% higher, driven by the higher volume of assets under management (+12%), with total fee income (including fees ceded to the branch network) increasing 11%, net new money of €7.9 billion in private banking, cumulative net sales of €6.3 billion in Santander Asset Management and greater insurance protection activity (gross written premiums +13%).

PagoNxt, Santander's fintech which brings together its most disruptive payment businesses, increased revenues by 41% in the first nine months of the year to €334 million. It focuses on three core verticals: merchant payments solutions, trade solutions for corporates and SMEs, and financial inclusion solutions for individuals. It serves 1.2 million merchants, 7,300 companies and 700,000 consumers. PagoNxt comprises Getnet, One Trade, Payments Hub, Ebury, Mercury TFS, Superdigital.

Banco Santander is one of the largest banks in the world. Its market capitalization at the end of the first nine months of the year was €54.4 billion. It has firm roots in ten core markets in Europe and the Americas with nearly four million shareholders and 193,000 employees who serve 152 million customers.

[2] More information on pages 23 and 24 of the Q3 financial report, available at santander.com.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

7

Member of
Dow Jones
Sustainability Indices
Powered by the S&P Global CSA

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 8 Key consolidated data (from financial report)

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 9

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 10 Important information Non-IFRS and alternative performance measures This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however, those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2020. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2020 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 26 February 2021, as updated by the Form 6-K filed with the SEC on 14 April 2021 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to Banco Santander, S.A. (“Santander”) Q3 2021 Financial Report, published as Inside Information on 27 October 2021. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Banco Santander, S.A. (“Santander”) advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this document, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID- 19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries. Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis

Corporate Communications Ciudad Grupo Santander, edificio Arrecife, planta 2 28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211 comunicacion@gruposantander.com www.santander.com - Twitter: @bancosantander 11 of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    27 October 2021 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer